QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratios)	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)
Income from continuing operations before provision for income taxes and minority interest	$1,110	$824	$368	$850	$625
Less: Earnings from unconsolidated entities under the equity method of accounting	40	6	(149)	35	41
Add back fixed charges:
Interest on indebtedness	101	124	127	140	105
Interest credited on deposit-type insurance contracts	—	29	56	71	77
Interest on ESOP	—	—	—	—	1
Portion of rents representative of interest factor	67	59	57	54	49

Income as adjusted	$1,238	$1,030	$757	$1,080	$816

Fixed charges:
Interest on indebtedness (1)	$101	$124	$127	$140	$105
Interest credited on deposit-type insurance contracts	—	29	56	71	77
Interest on ESOP	—	—	—	—	1
Portion of rents representative of interest factor	67	59	57	54	49

Total fixed charges	$168	$212	$240	$265	$232

Ratio of earnings to fixed charges	7.4	4.9	3.2	4.1	3.5

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense on these notes payable will be reported as part of interest expense on the consolidated statements of income.

QuickLinks

  Exhibit 12(a)